                                                                  EXHIBIT (a)(7)

                            [PaineWebber Letterhead]

October 31, 1996

Board of Directors
Kash n' Karry Food Stores, Inc.
6422 Harney Road
Tampa, Florida 33610

Madame and Gentlemen:

    Kash n' Karry Food Stores, Inc. (the "Company") proposes to enter into an Agreement and Plan of Merger (the "Agreement") with Food Lion, Inc. ("Parent") and KK Acquisition Corp., a wholly owned subsidiary of Parent (the "Purchaser"). Pursuant to the Agreement: (i) Purchaser will be merged with and into the Company (the "Merger"), pursuant to which each issued and outstanding share of common stock, par value $0.01 per share ("Common Stock"), of the Company (other than shares held as treasury stock and shares owned by Parent, Purchaser or any other wholly owned subsidiary of Parent) will be converted into the right to receive the Consideration (as hereinafter defined) and (ii) at the option of the Company as specified in the Agreement, prior to the Merger, Purchaser will make a tender offer (the "Offer" and together with the Merger, the "Transaction") for all of the outstanding shares of Common Stock at a price of $26.00 per share in cash (the "Consideration").

    You have asked us whether or not, in our opinion, the Consideration is fair, from a financial point of view, to the holders of Common Stock.

    In arriving at the opinion set forth below, we have, among other things:

        (1) Reviewed the Company's Annual Reports, Forms 10-K and related financial information for the four fiscal years ended July 28, 1996;

        (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company furnished to us by the Company;

        (3) Conducted discussions with members of senior management of the Company concerning its businesses and prospects;

        (4) Reviewed the historical market prices and trading activity for the Common Stock and compared them with those of certain publicly-traded companies which we deemed relevant;

        (5) Compared the results of operations of the Company with those of certain publicly-traded companies which we deemed relevant;

        (6) Compared the proposed financial terms of the Transaction with the financial terms of certain other business combinations which we deemed relevant;

        (7) Reviewed the Agreement dated October 31, 1996; and

Board of Directors
Kash n' Karry Food Stores, Inc.
October 31, 1996
Page 2

        (8) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

    In preparing our opinion, we have relied on the accuracy and completeness of all information that was publicly available or supplied or otherwise made available to us by or on behalf of the Company, and we have not independently verified such information. With respect to the financial forecasts examined by us, we have assumed that they were reasonably prepared on bases reflecting the best currently available estimates good faith judgments of the Company's management as to the future performance of the Company. We have not undertaken, and have not been provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company and have assumed that all assets or liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in its respective consolidated financial statements. During the course of our engagement, we have, at the request of the Company, solicited third party indications of interest with respect to the acquisition of the Company. Our opinion is based upon the regulatory, general economic, market and monetary conditions existing on the date hereof.

    Our opinion is directed to the Board of Directors and does not constitute a recommendation to any shareholder of the Company as to whether or not any such shareholder should tender his or her shares pursuant to the Offer or approve the Merger. Our opinion does not address the relative merits of the Transaction and any other transactions or business strategies discussed by the Board of Directors of the Company as alternatives to the Transaction or the decision of the Board of Directors of the Company to proceed with the Transaction.

    This opinion has been prepared at the request and for the use of the Board of Directors of the Company and shall not be reproduced, summarized, described or referred to, or given to any other person or otherwise made public without the prior written consent of PaineWebber Incorporated ("PaineWebber"); provided, however, that this letter may be reproduced in full in the Proxy Statement or
Schedule 14D-9 to be filed with the Securities and Exchange Commission in connection with the Merger and Offer.

    PaineWebber is currently acting as financial advisor to the Company in connection with the Transaction and will receive a fee upon delivery of this opinion and upon consummation of the Merger. In addition, a representative of PaineWebber is a member of the Board of Directors of the Company.

    In the ordinary course of our business, we may trade the securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities. In addition, an affiliate of PaineWebber holds approximately 553,600 shares of Common Stock.

    On the basis of, and subject to the foregoing, we are of the opinion that the Consideration is fair, from a financial point of view, to the holders of Common Stock.

                                          Very truly yours,

                                          PAINEWEBBER INCORPORATED